UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

( Amendment No. 1 )

NEW LIFE SCIENTIFIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64647y 10 0

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 5, 2005

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		MICHAEL VAL

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	9,007,143

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	9,007,143

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	9,007,143

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	44. 38%

	(14)	Type of Reporting Person:	IN

ITEM 1.	SECURITY ISSUER.

New Life Scientific, Inc.

4400 Route 9 South, Suite 1000

Freehold, New Jersey 07728

ITEM 2.	IDENTITY AND BACKGROUND.
(a)	Name:	Michael Val

(b)	Residence or business address:	153 Beaumont Street Brooklyn, New York 11235

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Information Technology Consultant

(d)

Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

None

(e)

Whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

None

(f)	Citizenship.	United States of America

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Michael Val, received 9,000,000 shares of Issuer pursuant to an Agreement and Plan of Acquisition between the Issuer and Novo Life Scientific whereby the Issuer acquired all of the issued and outstanding shares of Novo Life Scientific and it became the Issuer's wholly owned subsidiary. He previously owned 7,143 shares of the Issuer which was not included in the original Schedule 13D filing.

ITEM 4.	PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Michael Val's securities interest in the Issuer represented 44. 38% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement and Plan of Acquisition between Issuer and Novo Life Scientific filed with the original filing on June 1, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4 , 2005
Date

/s/  Michael Val
Signature

Michael Val
Name and Title